Exhibit 99.1

POET Technologies Secures Financing of US$400 Million

in a Registered Direct Offering of Common Shares and Warrant

Additional changes in company executive leadership also announced

Toronto, Ontario — May 15, 2026 — POET Technologies Inc. (NASDAQ: POET) (the “Corporation”), the designer and developer of Photonic Integrated Circuits (PICs), light sources and optical modules for the AI and data center markets, today announced it has entered into a definitive agreement to issue and sell 19,047,620 common shares (the “Common Shares”) and a warrant exercisable for 19,047,620 Common Shares (the “Warrant” and together with the Common Shares, the “Offered Securities”) to a single institutional investor in a non-brokered registered direct offering. The combined price of one Common Share and the accompanying Warrant in respect of one Common Share will be US$21.00, raising aggregate gross proceeds of US$400,000,020. The Warrant will be exercisable at an exercise price of US$26.15 per Common Share for a period of three years from the date of issuance. The closing of the financing is expected to take place on or about Monday, May 18, 2026, subject to the satisfaction of customary closing conditions.

The combined price for the Offered Securities represents a premium over the closing price of the Corporation’s common stock as quoted on the NASDAQ Capital Market of US$20.57 on Thursday, May 14, 2026. The Corporation intends to use the net proceeds from this investment for the expansion of its manufacturing infrastructure, support for corporate development activities, including targeted acquisitions, scaling up of R&D, acceleration of the light source business, expanding operations, and general working capital.

This offering is being made pursuant to an automatic shelf registration statement on Form F-3 that was filed with the U.S. Securities and Exchange Commission (the “SEC”) and became automatically effective on January 22, 2026. A prospectus supplement relating to the offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. Electronic copies of the prospectus supplement may be obtained, when available, by contacting the Corporation by phone at (416) 368-9411 or by email at legal.poet.tech.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Executive Leadership Changes

As noted in the Company’s press release dated May 12, 2026, POET previously announced the appointment of Sandeep Kumar as Chief Operating Officer. In addition, Thomas Mika, the Company’s longstanding Chief Financial Officer, has informed the Company’s board of directors (the “Board”) of his desire to retire sometime this year from this role after ten years of service to the Company. The Board has acknowledged Mr. Mika’s decision and is commencing a search for a suitable successor.

About POET Technologies Inc.

POET is a design and development company offering high-speed optical engines, light source products and custom optical modules to the artificial intelligence systems market and to hyperscale data centers. POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET’s Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET’s Optical Interposer platform also solves device integration challenges across a broad range of communication, computing and sensing applications. POET is headquartered in Toronto, Canada, with operations in Singapore, Penang, Malaysia and Shenzhen, China. More information about POET is available on our website at www.poet-technologies.com

Media Relations Contact: Adrian Brijbassi Adrian.Brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include, without limitation, the Company’s expectations with to the closing of the financing and the use of proceeds thereof and expectations as to a change in the Company’s executive team. capitalized upon the closing of the offering and the Company being able to advance its business objectives. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Actual results could differ materially due to a number of factors, including, without limitation, the risk that the conditions to the closing of the financing will not be satisfied, potential changes in the Company’s capital needs and challenges associated with finding a suitable new chief financial officer. .

For further information concerning these and other risks and uncertainties, refer to the Company’s filings on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. Prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise the forward-looking information and statements except as required by applicable securities laws.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075